NRX PHARMACEUTICALS, INC.

1201 Orange Street, Suite 600

Wilmington, DE 19801

July 7, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chris Edwards

Re:	NRx Pharmaceuticals, Inc.
Form S-1
File No. 333-257438

Dear Mr. Edwards:

In accordance with Rule 461 of the Securities Act of 1933, as amended, NRx Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-257438) (the “Registration Statement”), relating to the registration of up to an aggregate of 12,343,508 shares of common stock of the Company to be sold by certain selling stockholders, be accelerated by the Securities and Exchange Commission to 4 p.m., New York City time, on July 9, 2021, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform David S. Huntington at (212) 373-3124 and David A. Curtiss at (212) 373- 3146, with written confirmation sent to the address listed on the cover of the Registration Statement to follow.

Sincerely,

NRX PHARMACEUTICALS, INC.

By:	/s/ Alessandra Daigneault
Name: Alessandra Daigneault
Title: General Counsel and Secretary